UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

UNITE ACQUISITION 3 CORP.

(Exact name of Registrant as specified in its charter)

Delaware	000-56582	88-1619619
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

12 E. 49th Street, 11th Floor

New York, NY 10017

+1 (917) 200-3734
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: August 29, 2025

Unite Acquisition 3 Corp.

12 E. 49th Street, 11th Floor

New York, NY 10017
Tel: +1 (917) 200-3734

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

August 29, 2025

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Unite Acquisition 3 Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF UNITE ACQUISITION 3 CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Nathan P. Pereira, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director of Unite Acquisition 3 Corp., 12 E. 49th Street, 11th Floor, New York, NY 10017, Tel: +1 (917) 200-3734.

By Order of the Board of Directors,

/s/ Nathan P. Pereira
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

New York, NY

August 29, 2025

INTRODUCTION

This Information Statement is being mailed on or about August 29, 2025, to the holders of record as of August 29, 2025, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Unite Acquisition 3 Corp., a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a newly formed wholly-owned subsidiary of the Company (“Merger Sub”), and Palomino Laboratories Inc., a privately held Delaware corporation (“Palomino”), pursuant to which Merger Sub would merge with and into Palomino, with Palomino continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Palomino and Merger Sub (the “Merger Agreement”). In connection with the Merger, the Company intends to change its name to “Palomino Laboratories, Inc.,” and Palomino will change its name to “Rhino Subsidiary Inc.”

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding shares of capital stock of Palomino will be converted into shares of our Common Stock, such that the holders of Palomino equity before the proposed Merger will own approximately 61.1% of the outstanding shares of our Common Stock after the Merger before giving effect to a potential private placement offering by the Company, in which Laidlaw & Company (UK) Ltd. is serving as exclusive placement agent (“Placement Agent”), that we expect will be consummated simultaneously with or immediately after the proposed Merger (the “Proposed Offering”)). In connection with the Merger, we expect to adopt a new equity incentive plan proposed by Palomino that would be effective upon completion of the proposed Merger.

The proposed Merger Agreement contemplates a change in the composition of the entire Board at the closing of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Nathan P. Pereira, will increase the size of the Board to three persons and appoint Jeffrey Shealy, Steven DenBaars and Richard Ogawa as directors to serve on the Board, and Mr. Pereira will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. After the closing of the Merger, and at such time as the Company is trading on any of the OTC Markets, Inc., the Nasdaq Stock Market LLC, the NYSE or NYSE American, the board of directors of the Company shall consist of at least five members, at least three of whom shall be “independent” (as such term is defined by the OTC Markets or the national exchange on which the Company’s securities are then traded), and will include two directors nominated by Palomino’s founders, and reasonably acceptable to Lucius Partners LLC (“Lucius”), the current sole stockholder of the Company, and two directors nominated by Lucius and reasonably acceptable to the Palomino founders, and additional independent director(s) as agreed by the Palomino founders and Lucius Partners.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be agreed-upon or executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following the execution and consummation of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of August 29, 2025, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and Palomino, at the Effective Time of the Merger, Palomino will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a tax-free reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

In addition, under Rule 145a of the Securities Act, the Merger would be deemed to involve an offer and sale of shares of our Common Stock to our existing stockholders. These transactions will also not be registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Rule 506(b) of Regulation D under the Securities Act.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Nathan P. Pereira, will increase the size of the Board to three persons and appoint Jeffrey Shealy, Steven Denbaars and Richard Ogawa to serve on the Board, and Mr. Pereira will resign from all officer and director positions with the Company immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the appointment of the directors proposed to take office as of the Effective Time, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject to the execution and delivery of the proposed Merger Agreement by the parties thereto and to the satisfaction or waiver of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Palomino prior to the Effective Time.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position(s)
Nathan P. Pereira	46	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Nathan P. Pereira has served as the Company’s President, Secretary, Chief Executive Officer, Chief Financial Officer and Director since inception. Mr. Pereira is a member of the law firm of Gilbride Tusa Last & Spellane LLC (“GTLS”). GTLS is not and has never been a parent, subsidiary or other affiliate of the Company. Prior to joining GTLS in 2019 he was in private practice. He counsels private companies with risk management, corporate governance, and employment matters as well as business owners in their confidential matters. He concentrates his practice in the areas of employment law, intellectual property law including trademarks and copyrights, business mergers and acquisitions, private equity financing including private placement offerings, representation of investment advisors and broker/dealers and entity selection. Additionally, Mr. Pereira leverages his past experience as a director of an international art gallery in representing galleries, artists, art foundations and art brokers. Mr. Pereira is a graduate of the University of Michigan, and Pace University School of Law. He is admitted to practice in the States of New York and Connecticut and is admitted to practice before the United States District Courts for the Southern and Eastern Districts of New York, United States Court of Appeals Second Circuit, United States Bankruptcy Court for the Southern District of New York, and United States Court of Federal Claims. Mr. Pereira is also Chief Executive Officer and sole director of Unite Acquisition 2 Corp., which is an affiliate of the Company.

Directors and Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are proposed to be appointed to the Board and to serve as executive officers with the positions named below:

Name	Age	Position(s)
Executive Officers and Directors
Jeffrey B. Shealy, MBA, PhD	56	President, Chief Executive Officer and Director
Prof. Steven DenBaars, PhD	63	Director
Richard Ogawa, JD	62	Director
Jason Tu	30	Chief Accounting Officer

Proposed Executive Officers and Directors

Dr. Jeffrey B. Shealy is Palomino’s co-founder, President and Chief Executive Officer, as well as one of its directors. He has 30 years of experience in the radio frequency (“RF”)/wireless industry focused on building businesses around solid state materials and electron device innovation. Dr. Shealy was a co-founder and chief executive officer of Akoustis Technologies, Inc. from May 2014 until July 2024. He previously held the position of Vice President and General Manager at RF Micro Devices, Inc. (“RFMD”) (now Qorvo, Inc.) from October 2001 until May 2014. Mr. Shealy is a Howard Hughes Doctoral Fellow and spent seven (7) years with Hughes Electronics at Hughes Research Labs (now HRL Labs) and Hughes Network Systems (now Hughes). He previously founded RF Nitro, a GaN-RF Power Amplifier high-tech venture, which was acquired by RFMD in 2001. Mr. Shealy holds an MBA degree from Wake Forest University, Master of Science and Doctorate degrees in Electrical and Computer Engineering from University of California at Santa Barbara (“UCSB”), and a Bachelor of Science degree in Electrical and Computer Engineering from North Carolina State University.

Prof. Steven P. DenBaars is Palomino’s co-founder and has been a Distinguished Professor of Materials and Co-Director of the Solid-State Lighting and Energy Electronics Center at UCSB since 1998. Professor DenBaars joined UCSB in 1991 and currently holds the Mitsubishi Chemical Chair in Solid State Lighting and Displays. He is also a current Board member of Aeluma, a privately held start-up engaged in the manufacture high performance InGaAs sensors. Professor DenBaars was formerly a co-founder and board member of privately held GaN start-up companies, Soraa Inc. and Soraa Laser Diode Inc. Professor DenBaars has been in the compound semiconductor business for over 30 years starting with his prior work at Hewlett-Packard Optoelectronics division in 1988 and involvement in more than two LED companies and one laser diode company. Professor DenBaars’ specific research interests include growth of wide-band gap semiconductors (GaN based), and their application to Blue LEDs and lasers and energy efficient solid state lighting. This research has led to over 1,140 scientific publications and over 190 U.S. patents on electronic materials and devices. He has been awarded an NSF Young Investigator award, Young Scientist Award of the ISCS, IEEE Aron Kressel Award, ISCS Quantum Device Award (2021), and he is an IEEE Fellow. He was elected to the National Academy of Engineering (2012), and elected Fellow of the National Academy of Inventors (2014).

Richard Ogawa, JD is a licensed attorney and has served as a Partner at Ogawa Professional Corporation which he founded in February of 2010. Mr. Ogawa has served as General Counsel or Chief Intellectual Property Officer for experienced start-ups, building companies in both private and public markets in high technology. He has experience in running and growing public companies in the start-up phase and once they are fully capitalized. Prior to founding his corporation, Mr. Ogawa served as General Counsel at Inphi Corporation from January 2013 to April 2021. Mr. Ogawa served as the Chief Intellectual Property Officer at Khosla Ventures Companies from May 2008 to June 2013. Mr. Ogawa holds a Juris Doctor from University of the Pacific – McGeorge School of Law, and a Bachelor of Science in Chemical Engineering from University of California, Davis. Mr. Ogawa is licensed in the state of California. He is also a registered patent attorney with the U.S. Patent and Trademark Office.

Jason Tu is a finance and business professional with over a decade of experience guiding technology companies through critical growth stages, including IPO readiness, strategic finance, and capital planning. He has served as Finance Lead at d-Matrix Corporation since March 2024, where he drives company-wide financial planning, forecasting, and strategic analysis to support executive decision-making and long-term growth. From January 2022 to March 2024, Mr. Tu served as the Senior Finance Principal at SambaNova Systems, where he developed corporate-wide financial models, implemented KPI frameworks for SaaS operations, and streamlined procurement and reporting processes. Prior to that, from June 2021 to January 2022, Mr. Tu served as Senior Strategic Finance Analyst at Metromile, where he supported the company’s acquisition by Lemonade through due diligence, carve-out modeling, and budget management. Mr. Tu was a Senior Associate in KPMG’s M&A Deal Advisory practice from August 2019 to March 2021, where he conducted financial diligence for private equity and corporate clients, supporting both buy-side and sell-side transactions. Mr. Tu holds dual Bachelor of Science degrees in Finance and Accountancy from Arizona State University, and is a Certified Public Accountant (California, inactive).

Family Relationships and Other Arrangements

There are no family relationships among our proposed directors and executive officers. All of the proposed directors would be appointed to the Board pursuant to the proposed Merger Agreement upon consummation of the Merger.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Nathan P. Pereira, is proposed to increase from one (1) authorized director to three (3) authorized directors immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

In connection with the Merger, we expect that we will amend and restate our certificate of incorporation and amend and restate our bylaws (which would become effective immediately after the consummation of the Merger) to incorporate a number of provisions relating to changes in control of our management team or changes in our Board or our governance or policy, including the following:

●	Board Vacancies. Our restated bylaws and restated certificate of incorporation will provide, subject to the special rights of the holders of any series of preferred stock to elect directors, that any vacancy on Board may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law. Any director chosen to fill a vacancy will hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal. In addition, the number of directors constituting the total number of authorized directors shall be permitted to be set only by a resolution adopted by a majority of the Board. These provisions prevent a stockholder from increasing the size of our Board and gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the Board, but promotes continuity of management.

●	Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will provide that the affirmative vote of holders of at least 66 2/3% of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the size of the Board, the limitation of personal liability for the directors and officers, special meetings, actions by written consent, the choice of forum provision, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by the approval of a majority of the Board.

●	Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock will not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated certificate of incorporation and our restated bylaws will also provide that special meetings of our stockholders may be called only by the chairperson or executive chairperson of the Board, the lead independent director, our chief executive officer or the Board acting pursuant to a resolution adopted by a majority of the Board. Additionally, only the business as stated in the notice for a special meeting may be considered at a special meeting of stockholders. Therefore, stockholders are both prohibited from calling a special meeting and from raising additional matters for consideration at a special meeting of stockholders. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

●	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws will also specify certain requirements regarding the timing, form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. These provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

●	No Cumulative Voting. The Delaware General Corporation Law (“DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

●	Issuance of Undesignated Preferred Stock. Our Board will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock enables our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

●	Choice of Forum. Our restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, is the sole and exclusive forum for: (a) any derivative action, suit or proceeding brought on behalf of us; (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, or agent of ours; (c) any action, suit or proceeding asserting a claim against us or any current or former director, officer or employee of ours arising out of or pursuant to, or seeking to enforce any right, obligation or remedy under, or to interpret, apply, or determine the validity of, any provision of the DGCL, the restated certificate of incorporation or the restated bylaws (as each may be amended from time to time); (d) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (e) any action, suit or proceeding asserting a claim against us or any current or former director, officer or employee of ours governed by the internal affairs doctrine, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. However, such forum selection provisions do not apply to actions, suits or proceedings brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Transactions with Lucius Partners and Related Persons

Unite Acquisition 3 Corp.

On March 10, 2022, the Company issued (i) an aggregate of 5,000,000 shares of Common Stock to its sole stockholder, Lucius Partners LLC, for an aggregate purchase price equal to $500, pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with Lucius Partners. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On March 10, 2022, the Company issued a promissory note to Lucius Partners, pursuant to which the Company agreed to repay Lucius Partners the sum of any and all amounts that Lucius Partners may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). The Company has used the proceeds from the note to cover its expenses. Although Lucius Partners has no obligation to advance funds to the Company under the terms of the note, it is anticipated that it may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. Interest shall not accrue on the outstanding principal amount of the note except if an Event of Default (as defined in the note) has occurred. In the event of an Event of Default, the entire note shall automatically become due and payable (the “Default Date”), and starting from five days after the Default Date, the interest rate on the note shall accrue at the rate of 18% per annum. As of June 30, 2025 and December 31, 2024, the amount due under the note payable was $20,000 and $nil, respectively.

Effective March 10, 2022, the Company also entered into a services agreement with Lucius Partners, pursuant to which we pay Lucius Partners a quarterly fee of $1,250 for advisory, accounting, and administrative support services. The Company currently uses the office space and equipment of its management under this agreement.

On October 28, 2024, the Company issued an Unsecured Promissory Note (the “Promissory Note”) to Lucius Partners Opportunity Fund, LP (“LPOF”) and received $275,000. The annual interest rate on the Promissory Note is 12%. The Note matures on October 28, 2025 and can be prepaid at anytime without penalty. The Company used the proceeds to pay off the note payable – stockholder, related party payable, held by Lucius Partners, the Company’s sole stockholder and the director fees owed to Nathan Pereira and other accrued expenses. The general partner of the new lender LPOF is Lucius Capital Partners LLC (“LCP”). The investment manager of LPOF is Lucius Capital Fund Management, LLC (“LCFM”). Lucius Partners, LCP and LCFM have two individuals in common as members. As of June 30, 2025, the total amount due under the note was $297,150, amounting to $275,000 in principal and $22,150 in accrued interest. As of December 31, 2024, the total amount due under the note was $ 280,786 amounting to $275,000 in principal and $5,786 in accrued interest.

Palomino Laboratories Inc.

As described above, our proposed new members of the Board are Jeffrey Shealy, Steven DenBaars and Richard Ogawa. Currently, Steven DenBaars and Richard Ogawa are the directors of Palomino.

Potential Conflicts of Interest

The sole holder of Common Stock of the Company prior to the Merger, Lucius Partners, will retain 4,000,000 shares of Common Stock after the Merger. Lucius Partners purchased its shares upon formation of the Company for a nominal price. Matthew Eitner, the Chief Executive Officer of the Placement Agent, James Ahern, the Managing Partner of the Placement Agent , and Patrick Gallagher, a Managing Director of the Placement Agent, are members and managers and/or officers of Lucius Partners, and therefore are indirectly material stakeholders of the Company. After the Merger, Lucius Partners will hold between 16.66% of our outstanding Common Stock if the minimum offering in the Proposed Offering (“Minimum Offering”) is sold (and assuming exercise or conversion of all then-outstanding Common Stock equivalents) and 11.88% of our outstanding Common Stock if the maximum offering in the Proposed Offering (“Maximum Offering”) is sold (and assuming exercise or conversion of all then-outstanding Common Stock equivalents); and the Placement Agent and/or its designees will hold warrants to purchase an aggregate of between 410,275 shares of our Common Stock if the Minimum Offering is sold and 810,275 shares of our Common Stock if the Maximum Offering is sold. Therefore, after the Merger, in the aggregate, between approximately 18.36% if the Minimum Offering is sold and 14.28% if the Maximum Offering is sold of our outstanding shares of Common Stock, on a fully diluted basis (and assuming the exercise or conversion of all then-outstanding Common Stock equivalents), will be held and/or controlled, either directly or indirectly, by associated persons of the Placement Agent, and consequently such persons can exert substantial control over matters requiring the approval of our stockholders.

Additionally, Lucius Partners has received fees from us for advisory and certain other services to the Company, as described above under “Transactions with Lucius Partners and Related Persons—Unite Acquisition 3 Corp.” Lucius Partners has acted as the Company’s advisor from inception and has provided certain services to the Company including, but not limited to, formation and development work, strategic advisory services, operational support services, legal and accounting referral services, working capital and financial strategy and compliance direction services, including but limited to identifying Palomino as a potential merger candidate and assisting the Company in all aspects of its development to date.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the DGCL.

Insider Trading Policy

No securities of the Company are publicly traded or listed or quoted on any exchange or quotation system, and all of our outstanding securities are restricted securities (as defined in Rule 144 under the Securities Act) bearing customary legends and restrictions on transfer and are held by one holder, who management believes is familiar with the applicable insider trading laws, rules and regulation; therefore, management believes that insider trading policies and procedures governing the purchase, sale and/or other dispositions of its securities by directors, officers and employees, or the Company itself, are not necessary at this time, and the Company has not adopted any such policies or procedures.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that requires that a majority of the board of directors be independent. However, we currently evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under Nasdaq Marketplace Rules, a director only qualifies as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the time we list on a national securities exchange.

Our Board has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review and based on currently available information, our Board determined that our current sole director, Nathan P. Pereira, is not an independent director, as he also serves as an executive officer of the Company. In addition, of the directors to be appointed following the proposed Merger, as a result of this review of the independence and based on currently available information, our Board determined that Messrs. Gallagher, Riehle and Zook would be considered to be “independent directors” as defined under the listing requirements and Nasdaq Marketplace Rules. In making this determination, our Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them.

Board Meetings; Annual Meeting Attendance

The Company was formed on March 10, 2022, and selected December 31 as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2024. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2024, through unanimous written consents of its directors, in the absence of formal Board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading on a national securities exchange or quoted on an over-the-counter market, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only one stockholder, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Nathan P. Pereira currently serves as our President, Secretary, Chief Executive Officer, Chief Financial Officer and director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and at least ten (10) days following the mailing of this Information Statement, the Board will be reconstituted to comprise three directors, Jeffrey Shealy, Steven DenBaars and Richard Ogawa.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Unite Acquisition 3 Corp., 12 E. 49th Street, 11th Floor, New York, NY 10017 Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Palomino Laboratories Inc., 313 Bryant Court, Palo Alto, CA 94301, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. Mr. Pereira was appointed to serve as a member of the Board on March 10, 2022. The Company agreed to pay Mr. Pereira a fee of $1,000 per month for his services as a director; such amounts have not yet been paid and have been accrued as a liability. We have neither established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have neither established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. Except as disclosed above, we have not established a policy to provide compensation to our directors for their respective services in such capacity. We may adopt a director compensation policy following the Effective Time.

Employment Agreements

As of the date of this Information Statement, we have no employment agreements with our executive officers. We expect to enter into executive employment agreements in connection with the Merger at the Effective Time.

Equity Compensation Plan

In connection with the Merger, we expect to adopt a new equity incentive plan proposed by Palomino that would be effective upon completion of the proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of August 29, 2025 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of August 29, 2025, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Nathan P. Pereira 12 E. 49th Street, 11th Floor New York, NY 10017	President, Secretary, Chief Executive Officer, Chief Financial Officer and Director	-	-
All directors and executive officers as a group (1 person)		-	-

5% Stockholders:
Lucius Partners LLC(1) 12 E. 49th Street, 11th Floor New York, NY 10017		5,000,000	100%

(1)	Matthew Eitner, the Chief Executive Officer of the Placement Agent, James Ahern, the Managing Partner of the Placement Agent, and Patrick Gallagher, a Managing Director of the Placement Agent, are managing members, members and/or officers of Lucius Partners LLC. Mr. Eitner, but not Messrs. Ahern and Gallagher, has voting and investment control over securities held by the Placement Agent and Lucius Partners LLC.

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock expected to be beneficially owned after the Merger, before giving effect to the Proposed Offering by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and executive officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 10,729,168 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated cancellation of 1,000,000 shares of our Common Stock held by Lucius Partners, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering.

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is c/o Palomino Laboratories Inc., 313 Bryant Court, Palo Alto, CA 94301.

Unless otherwise noted, all shares are owned directly of record by the named persons, their spouses and minor children, or by other entities controlled by the named persons.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% stockholders
Lucius Partners LLC(1)	4,000,000	37.28%

Expected directors and named executive officers
Jeffrey B. Shealy, MBA, PhD (2)	2,000,000	18.64%
Prof. Steven DenBaars, PhD (3)	1,000,000	9.32%
Richard Ogawa, JD (4)	1,000,000	9.32%
Jason Tu	41,667	*
Expected directors and executive officers as a group (4 persons)		%

*	Less than one percent.

(1)	Matthew Eitner, the Chief Executive Officer of the Placement Agent, James Ahern, the Managing Partner of the Placement Agent, and Patrick Gallagher, a Managing Director of the Placement Agent, are managing members, members and/or officers of Lucius Partners LLC. Mr. Eitner, but not Messrs. Ahern and Gallagher, has voting and investment control over securities held by the Placement Agent and Lucius Partners LLC.

(2)	Excludes $1,000,000 of SAFE securities that will convert into 883,333 shares of common stock and warrants to purchase 883,333 shares of common stock in the Offering.

(3)	Excludes $150,000 of SAFE securities that will convert into 125,000 shares of common stock and warrants to purchase 125,000 shares of common stock in the Offering.

(4)	Excludes $150,000 of SAFE securities that will convert into 125,000 shares of common stock and warrants to purchase 125,000 shares of common stock in the Offering.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Unite Acquisition 3 Corp.

Dated: August 29, 2025	By:	/s/ Nathan P. Pereira
	Name:	Nathan P. Pereira
	Title:	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director